April 20, 2010

Mr. William Thompson
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C.  20549

Re:	Emerging Vision Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
Filed May 8, 2008, August 6, 2008 and November 14, 2008
File No. 1-14128

Dear Mr. Thompson,

Below are the responses from Emerging Vision, Inc. (the “Company”) in response to the Securities and Exchange Commission (“SEC”) Comment Letter, dated January 15, 2010, relating to the above-referenced filings.  The Company’s responses follow the numbering used in the Comment Letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies

Revenue Recognition

1.
We reviewed your response to comment three in our letter dated May 29, 2009 which supplemented your response to comment ten in our letter dated September 15, 2008.   Please provide a more detailed evaluation of why you believe you are the primary obligor and why the indicators of gross reporting are sufficient to overcome the indicators that revenues should be reported on a net basis.  In this response, explain to us why Example 2 in Exhibit 99-19A of EITF 99-19 (FASB ASC 605-45-55-4) is more relevant than Example 13 in Exhibit 99-19A of EITF 99-19 (FASB ASC 605-45-40).  Please also provide us with a copy of a typical customer and supplier agreement.  In your response, please be sure to provide the following information:

Response

The optical purchasing group (OPG) consists of the Combine Buying Group, Inc. (“Combine”or “COM”) and The Optical Group (“TOG”).  COM is based in Florida and TOG is based in Ontario, Canada.  The OPGs negotiate discounts on merchandise (i.e. – frames, lenses, contacts, etc.) and services (i.e. – lab work) purchased from suppliers who have agreed to the discounts (“approved or preferred suppliers”).  Product or service purchases from approved suppliers by OPG members are shipped or provided directly to such members.

Month end statements from the approved suppliers are sent directly to the OPGs.  OPG members do not deal directly with the suppliers on billing related issues.  The OPGs resolve any disputes or questions about amounts billed and pay the approved suppliers directly, deducting the negotiated discount at the time of payment.  The OPGs send monthly statements to the members.  Members pay the OPGs the amounts invoiced on the monthly statements, deducting the discount percentage to which they are entitled by agreement.  OPG earnings result from the difference between the discount negotiated with suppliers and the discount rate passed on to their members.  Under their membership agreements, the OPGs have a security interest in the products purchased until payment is received from the member.  Under the agreements with the approved suppliers the OPGs are obligated to pay the supplier regardless of whether payment is received from the member.  Thus, OPGs indirectly, have rights to inventory at their members locations.  Members who do not pay the OPGs on time are subject to late payment penalties and possible termination of their membership.

With respect to your specific requests:

•	tell us who manages ordering, shipping and billing processes and who is responsible for order acceptance;

OPG members place orders with approved suppliers who are responsible for order acceptance, shipping and billing.

•
clarify your response regarding inventory risk and the transfer of title to products shipped by suppliers in light of your statements that title to products purchased passes to members upon receipt of payment in full and that title passes directly to members upon delivery;

OPG members take title to products upon receipt and the Company (OPG) receives a security interest in the product when it is received by the member.  Therefore, neither the OPG member nor the OPG have general inventory risk or physical loss inventory risk as defined/described in EITF 99-19.

•	describe in detail the terms of your supplier and customer agreements regarding inventory risks, order changes, order cancellations, returns or refunds/credits;

OPG approved suppliers agree to a specified discount percentage off their normal prices to non-member customers.  OPG members pay prices that are less than non-member customers but higher than the prices that the OPG pays.  OPG members deal directly with suppliers for their purchases.  Order changes, order cancellations, and returns are dealt with by the OPG member and the supplier.  As noted above, neither the OPG member nor the OPG have general inventory risk or physical loss inventory risk as defined/described in EITF 99-19.

•
tell us whether order changes, order cancellations, returns or refunds/credits are governed by the terms of your sales agreements or by the terms of your supplier agreements and whether the terms of your supplier agreements mitigate your risk;

Order changes, order cancellations, and merchandise returns are dealt with by the OPG member and the supplier.  Such matters are not a part of either the terms of the supplier agreements or the OPG member agreements.  OPG members take title to products upon receipt from the supplier.  OPG supplier agreements do not mitigate risks.

•	describe the representations made by you in your marketing and sales literature and the terms of sales contracts regarding fulfillment of orders;

The only representations the Company makes are that members will receive lower prices when they make purchases from approved suppliers.  There are no “sales contracts” other than supplier agreements, which address discounts rate.  Order fulfillment is dealt with between the OPG and the supplier and is not a part of, or relevant to, OPG member or supplier agreements.

•
discuss whether customers have the discretion to select the supplier to provide products ordered and why you believe you have discretion in supplier selection when the products are available from multiple suppliers in the network;

OPG members may purchase from any vendor/supplier they choose.  OPG member agreements simply relate to purchase discounts the member will receive when and if the member makes a purchase from an approved supplier.

•
discuss in more detail why you believe you determine the nature, type, characteristics, or specifications of products ordered by customers because you select network suppliers and the types of products the suppliers will offer; and

The Company does not determine the nature, type, characteristics, or specifications of products ordered by members.  OPGs simply recruit/select suppliers that are willing to give purchase discounts for products that members purchase.  Suppliers offer anything they choose and agreements with them do not relate to the products they offer.

•	discuss why your credit risk and latitude in establishing pricing are sufficient to overcome the indicators that revenue should be reported on a net basis.

The Company has credit risk because it must pay suppliers regardless of whether payment is received from members.  Revenue is received from members who have made purchases from approved suppliers.

The Company believes that the previous responses provided may not have properly conveyed the nature of the OPGs business and/or the terms of the agreements between the OPG and the members and between the OPGs and the suppliers.  Clarifications of, or corrections to, our previous responses are below.

The following is an analysis of the Company’s business relationships in terms of the indicators of gross and net revenue reporting in EITF Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent (FASB ASC 605-45-45).

Indicators of Gross Revenue Reporting

The Entity Is the Primary Obligor in the Arrangement

By agreement with vendors (“approved suppliers”), the Company (i.e., the OPG) is responsible for paying the vendor, regardless of whether the member receiving merchandise or services pays the OPG.  The Company believes this circumstance provides support for reporting revenues gross as a principal.

The Entity Has General Inventory Risk—Before Customer Order Is Placed or Upon Customer Return

OPG members take title to products upon receipt and the Company (OPG) receives a security interest in the product when it is received by the member.  Therefore, neither the OPG member nor the OPG have general inventory risk as defined/described in EITF 99-19.  Given the nature of the business, the Company believes that all parties involved (i.e., the supplier, the member, and the OPG) have risk related to the receipt of products or services.  The supplier has the risk associated with its obligation to provide the proper products or services.  The member bears the risk of receiving the proper products or services.  The OPG has risk related to the member receiving the proper products or services and the risk associated with its ability to successfully resolve disputes.  The Company does not believe that this consideration should be a factor used to evaluate whether reporting revenues gross as a principal or net as an agent.

The Entity Has Latitude in Establishing Price

The OPGs negotiate all the rates it will receive from suppliers/vendors and the rates that will be passed along to each member.  The Company believes this believes this circumstance provides strong support for reporting revenues gross as a principal.

The Entity Changes the Product or Performs Part of the Service

The OPG does not make physical changes to the product or perform any fulfillment services.  Orders are placed directly by members; however, products or services are generally purchased ‘off the shelf’ and changes to are not usually possible.  The Company does not believe that this consideration should be a factor used to evaluate whether reporting revenues gross as a principal or net as an agent.

The Entity Has Discretion in Supplier Selection

The OPGs choose and recruit all of their approved suppliers and negotiate the rates of the purchase discounts on purchases made from them.  The OPG members can choose whether or not to purchase from an approved supplier.  The Company believes this believes this circumstance provides support for reporting revenues gross as a principal.

The Entity Is Involved in the Determination of Product or Service Specifications

OPG members place their orders directly with approved suppliers.  As noted above, most of the products or services purchased are not subject to specification beyond what is normally offered by suppliers.  Also, as noted above, the OPGs choose and recruit all approved suppliers but the members choose what to purchase from them, if anything.  The Company does not believe that this consideration should be a factor used to evaluate whether reporting revenues gross as a principal or net as an agent.

The Entity Has Physical Loss Inventory Risk—After Customer Order or During Shipping

OPG members take title to products upon receipt and the Company (OPG) receives a security interest in the product when it is received by the member.  Neither the OPG member nor the OPG have physical loss inventory risk as defined/described in EITF 99-19.  The Company does not believe that this consideration should be a factor used to evaluate whether reporting revenues gross as a principal or net as an agent.

The Entity Has Credit Risk

The OPG is responsible for paying vendors, regardless of whether the members receiving merchandise or services pay the OPG.  The Company believes this circumstance provides strong support for reporting revenues gross as a principal.

Indicators of Net Revenue Reporting

The Entity’s Supplier Is the Primary Obligor in the Arrangement

The supplier has the risk associated with its obligation to provide the proper products or services.  The member bears the risk that the proper products or services will be received.  The OPG has risk related to the member receiving the proper products or services and the risk associated with its ability to successfully resolve disputes.  The Company believes that it has risk associated with both the supplier and the OPG member since the Company must resolve disputes.  The Company does not believe that this consideration should be a factor used to evaluate whether reporting revenues gross as a principal or net as an agent.

The Amount the Entity Earns Is Fixed

The amount the optical purchasing groups earn is not fixed.  The OPGs negotiate discounts on merchandise and services purchased from.  OPG earnings are based on the discounts they are able to obtain from suppliers and the amount of such discounts they pass along to OPG members.  The spread between the discount received from suppliers and the discount passed along to OPG members varies based on brand name, quantity, and supplier negotiations.  The Company believes this circumstance provides strong support for reporting revenues gross as a principal.

The Supplier Has Credit Risk

Both the supplier and the OPG have credit risk.  The supplier has the risk that the OPG will not pay it and the OPG has the risk that the member will not pay it.  The Company does not believe that this consideration should be a factor used to evaluate whether reporting revenues gross as a principal or net as an agent.

The Company believes that the following examples from ASC 605-45-55 (EITF 99-19A) further support gross revenue reporting:

Example 2: Reseller of Office Furniture

55-5
Reseller of office furniture receives an order for a large quantity of desks with unique specifications.  Reseller and the customer develop the specifications for the desks and negotiate the selling price for the desks.  Reseller is responsible for selecting the supplier.  Reseller contracts with a supplier to manufacture the desks, communicates the specifications, and arranges to have the supplier deliver the desks directly to the customer.  Title to the desks will pass directly from the supplier to the customer upon delivery.  (Reseller never holds title to the desks.) Reseller is responsible for collecting the sales price from the customer and is obligated to pay the supplier when the desks are delivered, regardless of whether the sales price has been collected.  Reseller extends 30-day payment terms to the customer after performing a credit evaluation.  Reseller's profit is based on the difference between the sales price negotiated with the customer and the price charged by the selected manufacturer.  The order contract between Reseller and the customer requires the customer to seek remedies for defects from the supplier under its warranty.  Reseller is responsible for customer claims resulting from errors in specifications.

55-6
After applying the indicators, Reseller concludes that revenue from the transaction should be reported based on the gross amount billed to the customer.  The fact pattern does not clearly point to either the supplier or Reseller as the primary obligor to the customer.  Reseller has complete latitude in negotiating the selling price for the desks and selecting a supplier among alternatives, and it earns a variable amount in the transaction equal to the difference between the selling price negotiated with the customer and the amount to be paid to the supplier, pointing to gross reporting.  Finally, Reseller has credit risk from financing amounts billed to customers as accounts receivable, which is a weaker indicator that revenue should be reported gross.

Please note how the Company is similar:

A. The supplier receives an order from a member for a variety of products.  The OPG negotiates sales discounts that the seller will extend to the purchasing group.  The OPG recruits suppliers to participate in the purchase discount program.  OPG members order directly from suppliers and arrange to have the supplier deliver the purchases directly to it.  Title to the products purchased will pass directly from the supplier to the OPG member upon delivery.  (The OPG never holds title to merchandise but does get a security interest until payment is received from the OPG member.)  The OPG is responsible for collecting the sales price from the OPG member and is obligated to pay the supplier when the merchandise is, regardless of whether the sales price has been collected.  The OPG establishes payment terms to the OPG member after performing a credit evaluation.  The OPGs profit is based on the difference between the sales discounts negotiated with the supplier and the amount of discount passed on to OPG members.  The member agreement between the OPG and the OPG member requires the OPG to seek resolve disputes between the OPG member and the supplier.

Example 13: Travel Discounter

Travel Discounter negotiates with major airlines to obtain access to airline tickets at reduced rates compared with the cost of tickets sold directly by the airline to the public.  Travel Discounter determines the prices at which the airline tickets will be sold to its customers and markets the tickets through advertisements in newspapers and magazines as well as the Internet.  When marketing and selling tickets to customers, the carrier for a trip is identified.  The reduced rate paid to an airline by Travel Discounter for each ticket sale is negotiated and agreed to in advance.  Travel Discounter pays airlines only for tickets it actually sells to customers.  Customers pay for airline tickets using credit cards, and Travel Discounter is the merchant of record.  Although credit card charges are pre-authorized, Travel Discounter incurs occasional losses as a result of disputed charges.  Travel Discounter is responsible for the delivery of an airline ticket to the customer and bears the risk of physical loss of that ticket while in transit (although the airline has procedures for refunding lost tickets).  Travel Discounter also assists the customer in resolving complaints with the service provided by the airlines.  However, once a customer receives a ticket, the airline is responsible for fulfilling all obligations associated with the ticket, including remedies to a customer for service dissatisfaction.

Evaluation: Travel Discounter concludes that revenues should be reported net.  The strongest indicator that is also the sole indicator of net reporting is that the airline is the primary obligor from the perspective of the customer.  Three weaker indicators of gross reporting were identified, including (a) pricing latitude, (b) physical loss of the ticket during shipping, and (c) credit risk (for collecting amounts charged to credit cards).  Travel Discounter considered whether it has discretion in selecting the airline and concluded that it does not because Travel Discounter may only suggest a named airline to a customer and the customer has the discretion to accept or reject that suggestion prior to ticket purchase.  The strong indicator of gross reporting, general inventory risk, is not present.

Please note how the Company is similar or not similar:

OPGs negotiate purchase discounts with suppliers for its members to purchase merchandise or services at a discount from normal prices compared with the cost of the merchandise or services sold directly to non-members.  ~~Travel Discounter determines the prices at which the airline tickets will be sold to its customers and markets the tickets through advertisements in newspapers and magazines as well as the Internet.  When marketing and selling tickets to customers, the carrier for a trip is identified.~~  The sales discount received on purchases from an approved supplier is negotiated and agreed to in advance.  The OPG pays suppliers for purchases made by OPG members.  OPG Members pay for their purchases upon receipt of monthly statements from the OPG and the approved suppliers are the merchants of record.  ~~Although credit card charges are pre-authorized,~~ The OPG incurs losses as a result of non-payment by members for any reason.  ~~Travel Discounter is responsible for the delivery of an airline ticket to the customer and bears the risk of physical loss of that ticket while in transit (although the airline has procedures for refunding lost tickets)~~.  The OPG also assists its members in resolving complaints about the merchandise or services provided by the suppliers.  ~~However, once a customer receives a ticket, the airline is responsible for fulfilling all obligations associated with the ticket, including remedies to a customer for service dissatisfaction.~~

Evaluation:  The OPGs conclude that revenues should be reported gross.  Strong indicators of gross reporting include (a) pricing latitude, (b) credit risk (for collecting amounts from OPG members), and (c) the amount the OPGs earn base on its ability to negotiate with suppliers and recruit suppliers and members.  Some weaker indicators of gross reporting include (a) the OPG is indirectly obligated for performance in the arrangement because it negotiated the relationship with the supplier and (b) the OPG selects and recruits approved suppliers–however, OPG members have a choice about the whether to buy from an approved supplier and get the membership discount.  There are no indicators of net reporting.

The OPG is not like the Travel Discounter (as shown within certain of the language in Example 13 as indicated by the strikethrough above) because, although OPG members can purchase from anyone, they will receive OPG program discounts only by purchasing from approved suppliers selected by the OPG.

2.
We reviewed your response to comment five in our letter dated May 29, 2009 which supplemented your response to comment 12 in our letter dated September 15, 2008.  Please explain to us in detail how you market and sell frame and lens memberships and contact lens memberships and the products and services provided under the arrangements, and provide us with a copy of your standard membership agreements.  Clarify whether initial eye exams, frames and lenses and contacts, follow-up eye exams and memberships are marketed and sold under separate arrangements and/or under a single arrangement.  In addition provide a discussion of how you determine using the criteria in EITF 00-21 (FASB ASC 605-25) and why membership fees are considered a separate unit of accounting.  Further, please explain your revenue recognition policy regarding membership fees to us in more detail addressing such factors as units of accounting, recognition of breakage and proportional revenue recognition referencing the authoritative literature that supports your accounting.  We are particularly interested in understanding your rationale for (i) recognizing revenues attributable to follow-up exam services performed ratably over the term of the membership agreement rather than when the services are performed and (ii) recognizing revenues attributable to follow-up exam services not performed up-front rather than at the end of the membership agreement and whether you are using a proportional revenue recognition model.

Page  of 17

Response

The Company believes that the nature of the membership agreements should be clarified.  VisionCare of California, Inc. (“VCC”) offers subscriber contracts under which customers/subscribers receive coverage for optometric services, primarily eye examinations and follow-ups.  Optometric services under the subscriber contracts are marketed using in-store displays and by advertising and in-store promotions, which include visual merchandising techniques to draw attention to the services displayed in the stores.  In addition, the Company uses interactive web sites to market all optometric services in an effort to increase traffic to its stores, direct mail advertising, opt-in email, search engine and other internet advertising to reach prospective, as well as existing, consumers.  Eye glasses or contact lenses sales are not included in subscriber/membership agreements.  Under the membership agreements, subscribers make an up-front enrollment and co-payment for optical services for 12 months and are required to receive their optometric services from an optometrist who has entered into an agreement to provide services under the VCC Plan.

The contracts entitle subscribers to a Vision Analysis based on various procedures necessary to complete the analysis.  These procedures include:

1.	Case history, including visual needs analysis;

2.	Visual acuity testing;

3.	External examination, including examination of the lids, conjunctiva and sclera;

4.	Version (ocular mobility testing);

5.	Pupillary reflexes or other testing for neurological integrity;

6.	Ophthalmoscopy (interocular examination for abnormalities and pathology);

7.	Tonometry (glaucoma/eye pressure testing);

8.	Retinoscopy, where indicated (objective vision determination);

9.	Refraction at far and near points;

10.	Keratometry (measuring the curvature of the eyes);

11.	Binocular testing at far and near points;

12.	Confrontation testing (peripheral vision screening);

13.	Threshold/Extended Field Testing, when indicated (extensive peripheral vision testing);

14.	Dilated Fundus Exam, when indicated

15.	Ancillary testing when indicated, for example stereoscopic (depth perception) testing, color vision testing, and blood pressure test;

16.	Doctor-patient consultation as to findings and recommendations;

17.	If indicated, referral to ophthalmologists, physicians, or specialty optometrists;

18.	Prescription of spectacle lenses as indicated;

19.	Copy of Member's spectacle lens prescription; and

20.	Follow-up care as indicated.

The Vision Analysis includes all of the above procedures deemed necessary by the optometrist for a complete and useful analysis and is therefore not separable as detailed in the Evidence of Coverage booklet under Vision Analysis definition.  Consequently, the VCC contracts do not involve multiple deliverables.  First, the contracts are to pay for, not to provide, one deliverable—a Vision Analysis.  Second, in any event, the optometrist provides, one service (one deliverable1)—the Vision Analysis.

1We note that the in EITF Issue 08-1, that the term “deliverable” is not defined.  However, we note that EITF Issue 00-21, Revenue Arrangements with Multiple Deliverables, states that the issue “...addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities.”  Therefore, VCC believes it is reasonable to infer that a deliverable relates to a “revenue generating activity.”  Further, a 3/12/08 draft of EITF Issue 08-1 suggests that a single revenue generating activity might be thought of as a “single deliverable.”

Against the backdrop that a deliverable may be addressed as a revenue generating activity, VCC believes that the Vision Analysis is a single deliverable and because it is a revenue generating activity in and of itself.  Intuitively, this makes sense because a Vision Analysis must include all procedures deemed necessary by an optometrist and, of course, a follow-up procedure by definition must follow-up on something.  Thus, the follow-up, should one be deemed necessary, is an integral part of the complete Vision Analysis.

EITF Issue 00-21, although it relates to arrangements with multiple deliverables, requires that all deliverables in an arrangement be evaluated to determine whether they represent separate units of accounting.  As noted above, VCC maintains that the Vision Analysis is a single deliverable.  In addition, the Vision Analysis is a separate unit of accounting and that none of the individual procedures that are part of the Vision Analysis are a separate unit of accounting.  The following is an analysis that none of the individual procedures that are part of the Vision Analysis are a separate unit of accounting in terms of the criteria in paragraph 9 of EITF 00-21.  Note that:

a.
None of the individual procedures have standalone value to the customer.  The individual procedures cannot be sold separately by any vendor and the customer cannot resell any of them on a standalone basis.

b.	There is no objective and reliable evidence of the fair value for any one of the individual procedures.

c.	There is no right of return.

Members who have had a complete vision analysis and have an "OK to wear contact lenses" prescription (obtained within the past twelve (12) months from any optometrist or ophthalmologist), may purchase only a Contact Lens Collateral Membership (“Contact Lens Membership”).  There is a general Contact Lens Membership Prepayment Fee which, upon payment, gives such person access to additional services relating to contact lenses.  Those contact lens services each have an additional charge (“copayment”), besides the membership fee.  There are two types of contact lens services:

(1) Spherical Contact Lens Fittings, which have a “copayment” of $35.00

(2) Speciality Contact Lens Fittings, which have a “copayment” of $55.00

The additional contact lens services are as follows:

1. Measuring the curvature of the eyes;
2. Fitting and subsequent prescribing contacts if clinically appropriate;
3. Verifying the accuracy of contact lenses to the prescription;
4. Evaluating the cornea and contact lenses by biomicroscopy; and
5. Providing ongoing progress evaluations as determined by the

Member's VisionCare Provider.

As noted above, the Contact Lens Membership represents an additional service available to those people who had had a basic Vision Analysis.  Therefore, VCC believes that the Contact Lens Membership services should be considered as a separate deliverable as well as one separate unit of accounting in terms of the criteria in paragraph 9 of EITF 00-21.  As noted for the basic Vision Analysis, the contact lens optical services are an inseparable package and no one of the above five (5) services qualifies as a separate unit of accounting.

The Company believes that its previous responses may not have properly conveyed the accounting practices employed with respect to its membership agreements.  The Company recognizes revenues from memberships over the period in which they are earned [ASC 605-10-25-1] and applied in proportion to the efforts required.  All such efforts, with the exception of the follow-up element, are made at the time the vision analysis is made.  As a result, the estimated revenues allocable to the follow-up portion of the optical services is deferred and recognized as they are estimated to occur.

Total VCC revenues are approximately 7% of total revenues.  In any single period, approximately 5% of the above 7% are deferred for recognition in later periods and approximately 5% of the above 7% are recognized from prior deferrals.  Thus, deferred revenues recognized from prior period deferrals and revenues deferred for recognition in later periods both account for approximately 0.35% (0.0035) of total revenues.  At any given point in time deferred revenues are approximately 0.54% (0.0054) of current liabilities and 0.35% (0.0035) of total liabilities.  The Company believes that it is recognizing revenues in accordance with GAAP and in accordance with and SAB Topic 13 (SAB No. 104).

VCC considers Contact Lens Memberships to be separate from basic memberships because they are separately available.  The above recognition policy also applies to Contact Lens Membership revenues and the above revenue and deferral percentages include Contact Lens Membership revenues.

Note 2 - Acquisitions

3.
We reviewed your response to comment six in our letter dated May 29, 2009 which supplemented your response to comment 14 in our letter dated September 15, 2008.  Considering the put rights guarantee the value of the options issued to effect the business combination and represent contingent consideration, please explain to us in detail why the options are not within the scope of EITF 97-8 (FASB ASC 815-40-55-1), which was nullified by SFAS 141(R) (FASB ASC 805).  Also explain to us why the put rights should not be considered in determining the fair value of the options at the date of acquisition and recorded as part of the cost of the business acquired.  Cite the authoritative accounting guidance that supports your determination of fair value and explain to us why the fair value of the options at the date of acquisition would not at least equal the present value of the potential cash outlay upon exercise of the put rights.  In addition, please discuss in detail (i) the applicability of EITF 00-19 (FASB ASC 815-40-55), particularly in light of paragraph 3 (FASB ASC 815-40-55-1), and EITF D-98 (FASB 480-10-S99-3A) and (ii) why your subsequent accounting measurement and classification of the puttable options comply with GAAP.  Finally, describe in more detail the potential goodwill impairment issues referred to in your response to comment 14 in our letter dated September 15, 2008.

Response

The options were not contingent consideration and our previous response should not be interpreted as the Company taking the position that they were contingent consideration.1  The options were part of the purchase price of the business acquired and their fair value was accounted for as part of the cost of the acquisition.  The put rights were issued along with the options and constitute one manner by which an option may be exercised.  The put rights become exercisable at any time after September 29, 2010 regardless of the market price of the Company’s stock.  Therefore, the put rights were issued unconditionally at the time of the business acquisition.  Since EITF 97-8 addresses contingent consideration based on earnings or based on a guaranteed value of the securities issued to effect the combination, it does not apply.  Under SFAS 141, the fair value of put rights at the date of acquisition are/were part of the cost of the business acquired.  However, the options and the put rights are effectively the same financial instrument because an option disappears if a put right is exercised and vice-versa.  Consequently, the options and put rights have reciprocal fair values, meaning that either the option has value or the put right has value but both can not have value at the same time.  The fair value of the options was accounted for as a part of the cost of the acquisition so to ascribe a fair value to both the options and the put rights would result in doubling the cost related to the same financial instrument.

1In the second paragraph of our previous response we state “Under SFAS 141 the puts may be considered as contingent consideration based on security prices with respect to the acquisition of Combine.”  That statement was made in the context of it being possible that someone could consider the puts as contingent consideration and does not mean that the Company takes such a position.

As stated in our previous response, the fair value of the options was determined using the Black-Scholes Option Pricing Model based on then existing and previous market values of Emerging Vision’s common stock.  Such fair value measurements were made in reliance on FASB ASC 505-50-30-28.  Also, as was previously noted, at the time of the business acquisition the Company did not believe that it was highly likely that the put options would be exercised.  Therefore, using probability weighted expected cash flows (under the guidance of FASB Concepts Statement No. 7, as referred to by FASB ASC 820-10-55-4) the present value of the potential cash outlay if the put rights were exercised is less than the fair value amount computed for the stock options.

Paragraph 3 of EITF 00-19 (ASC 815-40-55-1) states that the issue applies only to freestanding derivative financial instruments (for example, forward contracts, options, and warrants) and that it applies to security price guarantees or other financial instruments indexed to, or otherwise based on, the price of the company's stock that are issued in connection with a purchase business combination and that are accounted for as contingent consideration only if those instruments meet the criteria in Issue No. 97-8, “Accounting for Contingent Consideration Issued in a Purchase Business Combination.”  In this case, there were no derivative financial instruments (freestanding or otherwise) issued as, accounted for as, or that represent contingent consideration.  The Company believes that the provisions of EITF 00-19 do not apply to the options or the put rights because neither of them are contingent consideration.  Further, regardless of whether or not the put rights guarantee the value of the options, the put rights are not contingent consideration.

Paragraph 4 of EITF 00-19 (ASC 815-10-55-78) addresses embedded derivatives that are indexed to the reporting entity's own stock and that would be classified in stockholders' equity if the embedded derivative was a freestanding derivative.  In that case, the embedded derivative is not considered a derivative for purposes of Statement 133.  If it is assumed that the put rights are embedded derivatives, then under EITF 07-5, ¶15 (ASC 815-40-15-7C) it does not appear that the put rights are indexed to the reporting entity's own stock because its settlement amount will not equal the difference between the fair value of a fixed number of the entity's equity shares and a fixed monetary amount.  In fact, the settlement amount of the put rights is not affected by the fair value of any number of the Company’s equity shares; it is simply 32¢ for each put right exercised.  Therefore, as an embedded derivative a put right is not considered a derivative for purposes of Statement 133 (ASC 815) and EITF 00-19 (ASC 815-10-55-78)

Based on the 2 preceding ¶s, the Company does not believe that EITF 00-19 applies either if the put rights are viewed as embedded into the options or if the Option/Put Right are viewed as a single financial instrument.

The Company has considered the provisions of EITF D-98.  The Company understands, from ¶ 4, that “The SEC staff believes that all of the events that could trigger redemption should be evaluated separately and that the possibility that any triggering event that is not solely within the control of the issuer could occur—without regard to probability—would require the security to be classified outside of permanent equity.”  In that regard, the Company has considered the definitions of a liability from FASB Concepts Statement No. 6, stating that “Liabilities are probable future sacrifices of economic benefits arising from present obligations of a particular entity to transfer assets or provide services to other entities in the future as a result of past transactions or events.”  Considering this definition of a liability it is hard to reconcile it with ¶ 4 of Topic D-98 which seems to preclude any consideration of probability.  It is also difficult to eliminate the consideration of probability with the definition of equity beings “the difference between the entity's assets and its liabilities” when both assets and liabilities are defined in terms of probability in FASB Concepts Statement No. 6.  In considering the description of equity as “a residual, affected by all events that increase or decrease total assets by different amounts than they increase or decrease total liabilities,” the concept of permanent or temporary equity does not seem valid and carries the implication that any item “outside of permanent equity” is a liability.  Viewed in that manner, the probability notion should be considered.  In addition, SFAS 150 contains the statement that it “...requires that certain obligations that could be settled by issuance of an entity’s equity but lack other characteristics of equity be reported as liabilities even though the obligation does not meet the definition of liabilities in Concepts Statement 6.” which acknowledges this inconsistency.

The Company has considered other matters contained in Topic D-98 and has, in particular, noted the provisions of ¶ 15.

While the options became exercisable at the time of the business acquisition, the put rights are not exercisable until September 29, 2010.  Therefore, the statement in ¶ 15: “If the security is not redeemable currently (for example, because a contingency has not been met), and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable.”  At the date of the business acquisition, the Company did not believe the put rights would become exercisable because it was expected that the options would be exercised before September 29, 2010.

In addition, the Company believes that the following matters are pertinent:

▪	SFAS 150, ¶3 states “an entity also incurs a conditional obligation to transfer assets by issuing a similar contract [a put option] that requires or could require net cash settlement.”

▪
SFAS 150, ¶9 states “financial instrument issued in the form of shares is mandatorily redeemable if it embodies an unconditional obligation requiring the issuer to redeem the instrument by transferring its assets at a specified or determinable date (or dates) or upon an event certain to occur.”

▪
SFAS 150, ¶10 states “A financial instrument that embodies a conditional obligation to redeem the instrument by transferring assets upon an event not certain to occur becomes mandatorily redeemable—and, therefore, becomes a liability—if that event occurs, the condition is resolved, or the event becomes certain to occur.”

▪
SFAS 5, ¶1 defines a contingency “as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (hereinafter a "gain contingency") or loss (hereinafter a "loss contingency") to an enterprise that will ultimately be resolved when one or more future events occur or fail to occur.  Resolution of the uncertainty may confirm the acquisition of an asset or the reduction of a liability or the loss or impairment of an asset or the incurrence of a liability.”

[In this case, the past event occurred when the option contract became effective and the future ‘confirming event’ will occur when the put rights become exercisable.  The Company believes that a conditional obligation (or at least the conditional obligation related to the put rights) is similar to a loss contingency since the conditional obligation is based on a past event that will be confirmed upon the occurrence of a future event.]

▪
SFAS 5, ¶8 states that an estimated loss from a loss contingency shall be accrued if information available prior to issuance of the financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements; and that, “It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.”

[The Company is aware that after the adoption of FASB Statement No. 141(R), ¶7A was added to state that SFAS 5 does not apply to contingent gains or losses that are recognized at the acquisition date in a business combination.  However, (a) the contingency being dealt with in this discussion concerns the uncertainty about whether the put rights will be redeemed, not a contingent gain or loss recognized at the acquisition date in a business combination, and (b) SFAS 141(R) was not effective when this business acquisition occurred.]

Finally, the Company believes that it is reasonable to maintain that the put rights are not “redeemable” for an ownership interest.  The put rights are part of the options and only allow the option/put holder to force the Company to buy the options, not equity shares.2

2The options qualify as equity securities, as defined in the FASB Codification Glossary, but convey no ownership rights.

The Company believes that the above statement in Topic D-98, ¶ 15, taken together with the preceding considerations about the nature of liabilities and equity, and the factors contained in SFAS 150 and SFAS 5, all point to classification of the put rights as equity at the date that the business acquisition occurred.  We believe that the put rights constituted a commitment to purchase equity securities (i.e., the options) but not an obligation since there was no event that occurred to require that the Company make such a purchase.

Note 12 – Income Taxes

4.
We reviewed your response to comment nine in our letter dated May 29, 2009.  We understand that there are no differences between the tax basis and book basis of the assets acquired and liabilities assumed in the TOG acquisition.  Please explain to us how you apply the guidance in paragraph 31.a. of SFAS 109 (FASB ASC 740-10-25-3 and 740-30-25-18).  In addition, please disclose the amount, if any, of the unrecognized deferred liability for temporary differences related to investments in foreign subsidiaries that are essentially permanent in duration as required by paragraph 44.c. of SFAS 109 (FASB ASC 740-30-50-2).

Response

In August 2007, the Company acquired all of the equity ownership interest in TOG.  The Company’s acquisition of TOG was accounted for as a business purchase and recorded at the estimated fair value (based on an independent expert’s valuation) of the assets acquired and liabilities assumed.  An ongoing business was acquired and accounted for as such under the provisions of SFAS 141 and, as an acquisition of assets and assumption of liabilities, and, as a result, the Company’s investment in TOG for financial reporting equaled its tax basis in the equity of TOG at the time of its acquisition.  In applying SFAS 109, the Company has not recognized any deferred tax liability because its basis in TOG for financial reporting purposes is the same as it is for income tax purposes.  In addition, the Company does not anticipate receiving any distributions from TOG in the foreseeable future.  As of December 31, 2007 the estimated unrecognized deferred tax liability related to TOG is $0.00 based on TOG’s earnings from the date of its acquisition through December 31, 2007.

Note 18 – Stock Options and Warrants

Stock Purchase Warrants

5.
We reviewed your response to comment 14 in our letter dated May 29, 2009.  We understand that you used the signing dates of the Dubois and RD consulting agreements as the measurement dates because their consulting agreements include provisions and penalties that make it probable that the contractual services will be performed.  Please describe for us the provisions and penalties and explain why you believe the provisions and penalties represent sufficiently large disincentives for nonperformance.  Refer to EITF 96-18 (FASB ASC 505-50-30-11 and 505-50-30-12).

Response

Under both the Dubois and RD agreements, any unvested warrants were deemed void if the Company terminated its retention of Dubois or RD, as the case may be, before the end of the 12 month vesting period.  The Company believed that the threat of termination was a sufficiently large disincentive for nonperformance.

Issue 1 of EITF 96-18 defines the measurement date as the earlier of:

1.	The date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or

2.	The date at which the counterparty's performance is complete.

Hence, the Company believes that the signing dates of the consulting agreements should be the measurement dates.  In accordance with Issue 2 of EITF 96-18 and as previously stated, the Company believes that the 12 month vesting period was the most appropriate period over which to recognize the expense related to the contractual services because, in this case, that period is the best proxy for the period over which cash would be paid for the services.

In the Company’s view, the “Transactions That Involve Only Counterparty Performance Conditions” under Issue 4(c) of EITF 96-18 is the closest ‘fit’ to the terms of these consulting agreements.  Therefore, the “modification accounting” methodology described in paragraph 35 of Statement 123 (FASB ASC 718-30-35-5), as demonstrated in Example 11 of Exhibit 96-18A, would be the most appropriate way of recognizing the cost of the services received under these consulting agreements.

The Company understands that it has not applied the “modification accounting” methodology since the fair value of all of the warrants, vested and unvested, was recognized as an expense on the date the agreements were signed.  However, the difference between the application of “modification accounting” and the manner by which compensation expense was recorded is not material, as follows:

1.	Only $2,000 and $10,000, respectively, of expenses were recognized in 2007 for the Dubois and RD agreements, which amounts relate to the entire number of warrants granted.

2.
The recorded expenses were based on the grant date fair value of the warrants.  Because of the low per share market prices of the Company’s common stock, there is not a material variance, relative to the Company’s financial statements, in the range of fair values of the warrants during the 12 month period from the grant dates to the dates that the warrants became fully vested.

3.	Approximately two thirds of the warrants vested in 2007, making the differences in the expenses recorded in 2007 that should have been recorded in 2008 not material.

Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008

6.
We reviewed your response to comment 17 in our letter dated May 29, 2009.  We understand that you intend to amend Form 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008 to include a written consent from your independent registered public accounting firm.  Since a report from your accounting firm is not included in these reports, it appears that a written consent from the accounting firm is not required.  Refer to Item 601(b)(23) of Regulation S-K.  Please advise.

Response

Upon further review of Item 601(b)(23) of Regulation S-K, we agree with the staff’s comments.  In our response dated December 31, 2009 to comment 17 in your letter dated May 29, 2009, we stated the following:

The Company intends to amend its Form 10-Qs for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008 to include the required consent and will include (in the amendment of Form 10-Q for the quarter ended March 31, 2008) the introductory language in paragraph 4 and 4(b) of Exhibits 31.1 and 31.2.

We inaccurately stated that we would include the required consents of our independent registered public accounting firm for each of the quarterly filings listed above.  Our intention was to only refer to the certification language related to comment 16, not to the language in comment 15.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Segment results for the three and nine months ended September 30, 2008 as compared to the three and nine months ended September 30, 2007

Company Store Segment

7.
We reviewed your response to comment 18 in our letter dated May 29, 2009.  We continue to believe that your computation of gross profit margin excluding exam fee revenue included in retail sales represents a non-GAAP financial measure.  Please tell us in detail why you believe this measure is not a non-GAAP financial measure as defined in Item 10(e)(4) of Regulation S-K.  Otherwise, please provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K in future filings as previously reflected.

Response

Item 10(e), Use of non-GAAP financial measures in Commission filings, of Regulation

S-K states the following in sub-items (2) and (4):

(2)	For purposes of this paragraph (e), a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flows that:

(i)
Excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the issuer; or

(ii)	Includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

(4)	For purposes of this paragraph (e), non-GAAP financial measures exclude:

(i)	Operating and other statistical measures; and

(ii)	Ratios or statistical measures calculated using exclusively one or both of:

(A)	Financial measures calculated in accordance with GAAP; and

(B)	Operating measures or other measures that are not non-GAAP financial measures.

Based on Item 10(e)(2) of Regulation S-K the Company agrees that the gross margin percentages calculated excluding exam fee revenue included in retail sales represents a non-GAAP financial measure.

As stated in our response to Item 18 in your letter of May 29, 2009, the Company believes excluding exam fees from its gross profit analysis allows the reader of the financials to more fully understand the Company’s cost of selling certain merchandise.  In that response we explained that the exam conducted by the doctor of a Company-owned store is independent of the sale of contact lenses, frames, sunglasses, etc. and those associated costs.  In that response we also stated that the Company can break out exam fee revenues on the income statement as a separate revenue category in future 10-K and 10-Q filings and present gross profit margins related to types of revenue.  In that manner, the gross profit analysis would be presented based on amounts that are directly comparable to the amounts presented in accordance with GAAP in the statement of income.

Also, in our response to Item 32 of your letter of September 15, 2008 as stated:  “In future 10-K and 10-Q filings, including our most recent Form 10-Q filing for the quarter ended September 30, 2008 and Form 10-K filing for the year ended December 31, 2008, the Company will expand its disclosure on Company-owned store sales and break out the portion that is attributable to exam fee revenues.”  In that manner, the gross profit analysis would be presented based on amounts that are directly comparable to the amounts presented in accordance with GAAP in the statement of income.

The Company has indicated that it will comply with regulatory requirements in both of our previous responses.  In future filings we will provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K as previously reflected.

Please contact me at (516) 390-2137 should you have any questions or require further information.  Please advise us if we can assist you in order to facilitate the review of the above-referenced documents.

Finally, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian Alessi
Brian Alessi
Chief Financial Officer
cc:           Michael Bernstein
Mitchell Rubin
Richard Koppel
Steven J. Kuperschmid, Esq.

Attachments:
1.  Optical Purchasing Group
1.a.  Member Agreement
1.b.  Sample Supplier Agreement Letter
2.  Vision Care of California Subscriber Contract

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